Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	1Q 2007	2Q 2007	3Q 2007	4Q 2007	2007	2006	2005	2004	2003
Income from continuing operations	9,674	6,836	7,965	7,664	32,139	35,620	37,390	38,061	36,317
Additions:
Fixed charges
Interest expense	14,384	15,298	15,824	16,400	61,906	47,265	37,193	33,897	29,418
Capitalized interest	1,260	1,643	1,726	1,536	6,165	3,782	1,127	703	248

	15,644	16,941	17,550	17,936	68,071	51,047	38,320	34,600	29,666

Deductions:
Capitalized interest	(1,260)	(1,643)	(1,726)	(1,536)	(6,165)	(3,782)	(1,127)	(703)	(248)

Adjusted earnings	24,058	22,134	23,789	24,064	94,045	82,885	74,583	71,958	65,735

Fixed Charges (from above)	15,644	16,941	17,550	17,936	68,071	51,047	38,320	34,600	29,666
Ratio of Earnings to Fixed Charges	1.54	1.31	1.36	1.34	1.38	1.62	1.95	2.08	2.22